UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number                      001-14423                      [Plexus Corp.]
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PLEXUS CORP. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54956

Plexus Corp.
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Plexus Corp.
401(k) Savings Plan
Index to Financial Statements

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1

Report of Independent Registered Public Accounting Firm
Plan Administrator
Plexus Corp. 401(k) Savings Plan
Neenah, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
June 18, 2010
Green Bay, Wisconsin

Plexus Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value (See Notes 3 and 4)	$140,086,770	$100,785,356
Participant loans	2,647,071	3,012,608

	142,733,841	103,797,964

Receivables
Employer’s contribution	14,608	91,535
Participants’ contributions	21,425	266,414

Total receivables	36,033	357,949

Total assets	142,769,874	104,155,913

Liabilities
Excess contributions payable to participants	138,622	6,167

Net assets reflecting investments at fair value	142,631,252	104,149,746

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(29,030)	707,708

Net assets available for benefits	$142,602,222	$104,857,454

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$31,959,082
Interest and dividends	1,979,948

Total investment income	33,939,030

Contributions
Employer’s	2,925,661
Participants’	9,251,937

Total contributions	12,177,598

Total additions	46,116,628

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	8,242,755
Administrative expenses	129,105

Total deductions	8,371,860

Net increase	37,744,768

Net assets available for benefits
Beginning of year	104,857,454

End of year	$142,602,222

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of Plan

The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined. Employees are allowed to participate the first day of the month coinciding with or following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Employee contributions are based on voluntary elections via phone or Internet by the participants, directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 50% of their annual compensation. New hires and rehires on and after January 1, 2007, are subject to automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 2.5% deferral election. On a per pay period basis, the Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution the first day of the Plan year quarter coinciding with or following the date in which Plan eligibility requirements are met. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.

Investment Alternatives

Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

Participant Accounts and Allocations

Participant recordkeeping is performed by The Hartford Financial Services Group, Inc. (“Hartford”), which acquired Sun Life Retirement Services, Inc. as of February 29, 2008. For all investment programs which are mutual funds, Hartford maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Fixed Fund and Wells Fargo Stable Value-M Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2009 and 2008, were as follows:

	Units		Unit Value
	December 31,		December 31,
	2009	2008	2009	2008
Plexus Unitized Stock Fund	2,220,869	2,583,067	$10.96	$6.65
Fixed Fund	0	30,928	—	1.00
Wells Farge Stable Value-M Fund	326,400	307,713	44.47	43.25

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.

Vesting and Distributions

Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Participant account balances less than $1,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

Plan Reimbursement Account

As part of the recordkeeping and administrative service fee arrangement with Hartford, Hartford agrees to reimburse investment fund related revenue received by Hartford relating to the Plan that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account. Investment fund related revenue received by Hartford typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.
2.	Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in the accounting guidance issued by the Financial Accounting Standards Board, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Risks and Uncertainties

The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2009	2008
Plexus Common Stock, 2,220,869 and 2,583,067 units, respectively	$24,348,274	$17,175,845
Vanguard Institutional Index Fund, 174,352 and 161,087 shares, respectively	17,780,389	13,296,112
American EuroPacific Growth Fund, 428,607 and 415,686 shares, respectively	16,432,804	11,643,371
Wells Fargo Stable Value-M Fund*, 326,400 and 307,713 shares, respectively	14,515,006	13,308,572
Columbia Small Cap Growth II Fund, 1,431,146 and 1,485,778 shares, respectively	13,567,264	11,232,485
American Beacon Large Cap Fund, 602,634 and 612,845 shares, respectively	9,895,251	8,034,399
Vanguard Total Bond Market Index Fund, 772,392 and 511,016 shares, respectively	7,994,262	5,202,144

*	Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,959,082, as follows:

Mutual Funds	$21,123,718
Common Stock	10,835,364

$31,959,082

4.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (i.e., the exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value hierarchy based on three levels of inputs that may be used to measure fair value.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The input levels are:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective/Common trust funds: Valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV of shares is quoted on a private market that is not active; however, the share price is based on underlying investments which are traded on an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
     The following table lists the fair values of investments as of December 31, 2009:

	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$40,523,019	$—	$—	$40,523,019
Index funds	25,774,651			25,774,651
Value funds	12,204,153			12,204,153
Other funds	22,692,637			22,692,637
Total mutual funds	101,194,460			101,194,460
Common Stock	24,348,274	—	—	24,348,274
Collective trust fund		14,544,036	—	14,544,036
Participant loans	—	—	2,647,071	2,647,071

Total investments measured at fair value	$125,542,734	$14,544,036	$2,647,071	$142,733,841

     The following table lists the fair values of investments as of December 31, 2008:

	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$30,066,054	$—	$—	$30,066,054
Index funds	18,498,256			18,498,256
Value funds	10,350,204			10,350,204
Other funds	12,063,205			12,063,205
Total mutual funds	70,977,719			70,977,719
Common Stock	17,175,845	—	—	17,175,845
Collective / Common trust funds		12,631,792	—	12,631,792
Participant loans	—	—	3,012,608	3,012,608

Total investments measured at fair value	$88,153,564	$12,631,792	$3,012,608	$103,797,964

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
     The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$3,012,608
Issuances, repayments and settlements, net	(365,537)

Balance as of December 31, 2009	$2,647,071

     The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$3,050,345
Issuances, repayments and settlements, net	(37,737)

Balance as of December 31, 2008	$3,012,608

5.	Amounts Allocated to Withdrawn Participants

Approximately $29,095,000 and $19,537,000 of Plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2009 and 2008, respectively, but who have not yet received distributions as of that date.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Related-Party Transactions

Certain Plan investments represent shares of funds managed by MFS Heritage Trust Company (the trustee of the Plan prior to April 1, 2008), Employer securities, and participant loans. Transactions

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
9.	Reclassification

Certain amounts in the prior year’s financial statements have been reclassified to conform to the presentation of information for the year ended December 31, 2009.

Plexus Corp. 401(k) Savings Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer,
Borrower, Lessor	Description
or Similar Party	of Investment	Current Value **
* Plexus Common Stock	Common Stock	$24,348,274
Vanguard Institutional Index Fund	Mutual Fund	17,780,389
American EuroPacific Growth Fund	Mutual Fund	16,432,804
Wells Fargo Stable Value-M Fund	Collective Trust Fund	14,515,006
Columbia Small Cap Growth II Fund	Mutual Fund	13,567,264
American Beacon Large Cap Value Fund	Mutual Fund	9,895,251
Vanguard Total Bond Market Index Fund	Mutual Fund	7,994,262
T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	5,675,976
Lazard Emerging Markets Inst Fund	Mutual Fund	5,272,651
* MFS Aggressive Growth Allocation Fund	Mutual Fund	5,010,494
T. Rowe Price Real Estate Fund	Mutual Fund	4,931,874
* MFS Conservative Allocation Fund	Mutual Fund	3,932,492
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	3,919,590
* MFS Moderate Allocation Fund	Mutual Fund	2,879,643
Columbia Small Cap Value I Fund	Mutual Fund	2,308,902
* MFS Growth Allocation Fund	Mutual Fund	1,592,868

		$140,057,740

* Participant Loans	Interest rates ranging from 4.25% to 9.25%; maturity dates ranging from 2010 to 2014	$2,647,071

*	Party-in-interest

**	Related cost information is not required for participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2010	PLEXUS CORP. 401(k) SAVINGS PLAN
/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
VP General Counsel & Secretary